Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Jurny, Inc.
5161 Lankershim Blvd
North Hollywood, CA 91601
https://www.jurny.com/

Up to $999,998.37 in Common Stock at $1.61
Minimum Target Amount: $14,998.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Jurny, Inc.
Address: 5161 Lankershim Blvd, North Hollywood, CA 91601
State of Incorporation: DE
Date Incorporated: November 21, 2018

Terms:

Equity

Offering Minimum: $14,998.76 | 9,316 shares of Common Stock
Offering Maximum: $999,998.37 | 621,117 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.61
Minimum Investment Amount (per investor): $499.10

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

<u>Combo Perks</u>

Invest $500+ in first 2 weeks & receive 5% bonus shares

Invest $1,000+ in first 2 weeks & receive 10% bonus shares

Invest $2,500+ in first 2 weeks & receive 15% bonus shares

Invest $5,000+ in first 2 weeks & receive 20% bonus shares

<u>Volume Perks</u>

Invest $1000+ & receive 5% bonus shares

Invest $2500+ & receive 20% discount on Jurny & an additional 10% bonus shares

Invest $5000+ & receive 20% discount on Jurny & an additional 15% bonus shares

Invest $10k+ & receive 20% discount on Jurny, a 1 - on - 1 call with the CEO & an additional 20% bonus shares

<u>Reservations Perk</u>

Reservation holders will receive 5% bonus shares

<u>Loyalty Perks</u>

Existing Investors will receive 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their

IRA account.

The 10% Bonus for StartEngine Shareholders

Jurny, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $161. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Jurny, Inc. ("Jurny" or the "Company") is a Delaware corporation that specializes in powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

The Company's innovative business model consists of a comprehensive tech-driven platform tailored for the property management industry, with a focus on enabling hotel and Airbnb hosts to optimize operations and enhance guest experiences. Jurny's advanced technology, including its one-click onboarding, IoT Hub, AI assistant powered by GPT-4, and a unique free monthly cost offering, positions it as a trailblazer in the market.

The Company's services are accessible to hosts and property managers across the United States, empowering them to reduce inefficiencies and operational costs, improve guest satisfaction, and maximize their revenue potential. With a robust track record of accomplishments, such as a 5x customer growth rate over the last 9 months and $2.2 million in contracted ARR with 100% user growth in the last month, Jurny believes it's poised to revolutionize the property management industry.

Corporate History

The Company was originally founded as GuestWiser, LLC on April 21, 2011, as a California limited liability company. On November 21, 2018, the Company restructured the business by incorporating under the laws of the state of Delaware as GuestWiser, Inc. and organizing the California LLC entity as a wholly-owned subsidiary of the Delaware GuestWiser, Inc. entity.

On February 19, 2020, the Company changed its legal name to Jurny, Inc.

Competitors and Industry

Industry Overview:

In the ever-changing hospitality industry, where guest satisfaction and efficient operations are key to success, we feel Jurny is a game-changer. This year alone, hotels and Airbnb hosts are expected to incur $355 billion in inefficient operational costs. (Source) We believe Jurny's AI-powered property management solution is positioned to transform the hospitality industry by streamlining operations, elevating guest experiences, and recovering billions in otherwise lost revenue.

Source:
https://www.ahla.com/issues/travel-and-tourism

Competitors

The Company has several major competitors in the property management and hospitality market. Some of the top competitors in our industry include:

(1) Airbnb

(2) Booking.com

(3) Expedia Group

(4) Marriott International

(5) Hilton Worldwide

Airbnb is the industry leader and the Company's primary competition in the short-term rental and property management industry. Booking.com also owns a significant share of the market in the online travel and accommodation booking sector. Marriott International and Hilton Worldwide are major players in the traditional hotel industry.

Despite the present competitive landscape, the Company stands out in the property management and hospitality industry because it addresses a unique niche within the market by offering a comprehensive, tech-driven solution that combines property management with advanced technology tools, including an IoT Hub and AI assistant powered by GPT-4. This focus on streamlining operations, optimizing guest experiences, and offering a free starting monthly cost in our view provides Jurny with a competitive advantage, making it an attractive choice for property hosts seeking a holistic, innovative solution.

Current Stage and Roadmap

Current Stage

Jurny, Inc. is an operational company that currently provides its all-in-one property management platform to property hosts, including hotels and Airbnb hosts. We have a working platform in existence that empowers hosts to streamline their property management operations and enhance guest experiences. Our technology-driven solution is actively serving customers, with a strong focus on leveraging advanced technologies like our IoT Hub and AI assistant powered by GPT-4 to provide cutting-edge services to our users. We have already established a strong presence in the market and are actively generating sales.

Future Roadmap:

In the coming years, Jurny's focus is on expanding our market presence, launching new features, and growing our user base. We have several new service enhancements planned over the next 12 months, including the introduction of additional property management tools and AI-driven guest experience improvements. Our goal is to remain at the forefront of the property management and hospitality industry by continually enhancing our offerings to benefit both hosts and guests.

The Team

Officers and Directors

Name: Luca Zambello

Luca Zambello's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer & Board Member
  Dates of Service: January, 2019 - Present
  Responsibilities: Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications. Salary: 190,000 Equity: 2,500,000 common stock

Other business experience in the past three years:

- Employer: GuestWiser
  Title: CEO & Cofounder
  Dates of Service: April, 2017 - January, 2019
  Responsibilities: This was a management company that then gave birth to Jurny.

Name: John G. Waller

John G. Waller's current primary role is with Okapi Capital. John G. Waller currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2018 - Present
  Responsibilities: Previous investor & board director.

Other business experience in the past three years:

- Employer: Okapi Capital
  Title: Partner
  Dates of Service: October, 2016 - Present
  Responsibilities: Venture Capitalist

Name: Erik Rannala

Erik Rannala's current primary role is with Mucker Capital. Erik Rannala currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2019 - Present
  Responsibilities: Investor & Board member

Other business experience in the past three years:

- Employer: Mucker Capital
  Title: Co-Founder & Partner
  Dates of Service: September, 2011 - Present
  Responsibilities: Co-Founder & Partner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to

terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Luca Zambello	3,385,417	Common Stock	23.5%
Mucker Early II, L.P.	3,048,781	Series Seed-2 Preferred Stock	21.9%

The Company's Securities

The Company has authorized Common Stock, WeFunder Convertible Note , Convertible Notes 2022, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 621,117 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 6,077,241 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,402,517 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 509,709 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding DOES NOT include 1,866,137 shares which will likely be reserved for issuance by the Company while the Regulation Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum, below, for further information on how this may affect your investment.

Further, the Company has authorized that upon the closing of the open concurrent offering, a five-year warrant shall issue to an existing shareholder to purchase a number of shares of the Company's Common Stock equal to 5% of the Company's fully diluted capitalization (post-Closing) with a per share exercise price equal to $0.01 (the "Okapi Warrant"). See the Liquidity & Capital Resources section of the Financial Information portion of this Offering Memorandum, below, for further information.

Please see the Company's Third Amended and Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information on this class of securities rights and privileges.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

WeFunder Convertible Note

The security will convert into Series seed-3 preferred stock and the terms of the WeFunder Convertible Note are outlined below:

Amount outstanding: $1,184,140.00
Maturity Date: May 01, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing - see Other Material Rights below

Material Rights

These convertible securities are expected to convert into shares of Series Seed-3 Preferred Stock while this Reg. Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum for how this may affect your investment.

Convertible Notes 2022

The security will convert into Series seed-3 preferred stock and the terms of the Convertible Notes 2022 are outlined below:

Amount outstanding: $2,402,351.80
Maturity Date: May 01, 2024
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Qualified financing - see Other Material Rights below

Material Rights

These convertible securities are expected to convert into shares of Series Seed-3 Preferred Stock while this Reg. Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum for how this may affect your investment.

Series Seed Preferred Stock

The amount of security authorized is 2,243,970 with a total of 2,243,342 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 102,372 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Election of Directors. Holders of Preferred Stock, as a separate class, are entitled to elect one director of the Company (the "Series Seed Director").

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,027,413 with a total of 1,027,413 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 109,055 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

Series Seed-2 Preferred Stock

The amount of security authorized is 5,500,000 with a total of 5,543,716 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 330,608 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Election of Directors. Holders of Preferred Stock, as a separate class, are entitled to elect one director of the Company (the "Series Seed-2 Director").

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
The Company is engaging in a concurrent offering of Series Seed-3 Preferred Stock in conjunction with this crowdfunding offering. Further, the Company is also contemplating increasing the amount of common shares reserved for issuance by the Company, which may occur while this offering is open. These events have the potential to further dilute investors' stake in the Company. Please see the Liquidity and Capital Resources Section for additional information. Additionally,
If the Company does issue additional shares or authorizes additional shares to be reserved for future issuance by the Company, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $1,184,140.00
  Use of proceeds: Startup Funds
  Date: June 13, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $2,402,351.80
  Use of proceeds: Startup funds
  Date: November 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2021 was $1,005,633 compared to $1,383,766 in fiscal year 2022. The increase in revenue in 2022 can be attributed to growth of the business, as well as the launch of a new SaaS product, which generated an additional $100,000 in revenue.

Cost of Sales

Cost of Sales for fiscal year 2021 was $572,323 compared to $387,302 in fiscal year 2022. The change in cost of sales is primarily due to large investment in R&D in 2021 towards the launch of the new SaaS product. These costs were reduced in 2022 as the product was launched and as the company began to scale back on its R&D expenditure.

Gross Margins

Gross margins for fiscal year 2021 were 61.49% compared to 58.64% in fiscal year 2022. The decrease in gross margins in 2022 can be attributed to the shift of the business to the new SaaS product, which operated at a lower scale upon its initial launch, leading to lower margins.

Expenses

Expenses for fiscal year 2021 were $3,740,127 compared to $4,505,261 in fiscal year 2022. The increase in expenses in 2022 is mainly due to the development and initial operating costs of the new product, which was completed and rolled out during the year.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because:

Past cash was primarily generated through a combination of sources, including revenues from services, equity investments, and sales. This diversified revenue stream reflects the Company's ability to monetize its services and attract equity investments, which are likely to continue as we expand our market presence. The historical cash flows demonstrate our ability to drive revenue through core business activities and secure investments to support growth.

Our goal is to further increase our revenues by expanding our customer base and enhancing our product/service offerings. We are committed to optimizing our cost structure, seeking additional funding as needed, and diligently managing expenses to ensure a sustainable and profitable future. Our growth strategy aligns with our historical ability to drive revenue, and we believe that this approach will continue to yield positive results.

We do not believe that the Company's historical cash flows are unrepresentative of what is to be expected in the future as the revenue generation model has shown consistency and adaptability in response to market changes and strategic improvements. Our diverse revenue sources provide stability and potential for growth, making us confident that the historical cash flows serve as a reliable indicator of future financial performance.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2023, the Company has capital resources available in the form of $161,934 cash on hand and no existing lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to our company operations as they will be primarily used to cover operational expenses and extend our runway, ensuring continued business operations and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, approximately 100% will be made up of funds raised from the crowdfunding campaign if we raise our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 8 months. This estimate is based on a current monthly burn rate of approximately $170,800, covering expenses related to operational costs and salary expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount ($1M net after prior Reg Crowdfunding raise amount subtracted), we anticipate the Company will be able to operate for approximately 18 months. This estimate is based on a current monthly burn rate of $170,800, which is used to fund digital marketing efforts including advertising campaigns and influencer partnerships, expand payroll and cover current payroll expenses, and increase research and development investment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to this Offering, the Company is in the process of closing an additional tranche of capital via a concurrent financing round offering a yet-to-be-authorized series of Series Seed-3 Preferred Stock.

This concurrent raise is expected to net up to $550,000 and convert the existing convertible note holders into Series Seed-3 Preferred Stock shareholders. The Series Seed-3 Preferred Stock shall be pari passu with respect to the Company's currently outstanding series of the Preferred Stock (collectively, the "Preferred Stock", see the Offering Memorandum's Exhibit F for complete information).

Additionally, at the closing of the concurrent raise, John Waller shall be appointed as the Company's Executive Board Chairman and OV3, LP shall be issued a five-year warrant to purchase a number of shares of the Company's Common Stock equal to 5% of the Company's fully-diluted capitalization (post-closing) with a per share exercise price equal to $0.01 (the "Okapi Warrant").

Indebtedness

- Creditor: SQN Venture Income Fund II, & its Affiliates
  Amount Owed: $2,798,203.00
  Interest Rate: 11.25%
  Maturity Date: June 01, 2025
  As of 12/31/2022, the current portion of this debt was $1,143,721 and the non-current portion was $1,654,482.

- Creditor: WeFunder Convertible Notes
  Amount Owed: $2,831,303.00
  Interest Rate: 5.0%
  Maturity Date: May 01, 2025

- Creditor: Convertible Notes 2022
  Amount Owed: $1,770,000.00
  Interest Rate: 5.0%
  Maturity Date: May 01, 2024

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $23,975,656.32

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; (iii) 509,709 Common Stock shares reserved for issuance are issued; and (iv) DOES NOT assume 1,866,137 shares of Common Stock, which will likely be reserved for issuance by the Company while the Regulation Crowdfunding offering is open and live.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,586,491.80 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

We believe Jurny is revolutionizing the hospitality sector with its cutting-edge platform, designed to streamline operations for hotel and Airbnb hosts. Our unique selling points include a one-click onboarding process, an all-in-one dashboard for managing third-party systems, a sophisticated IoT Hub, and advanced AI tools, including GPT-4 technology. Starting with a risk-free, free monthly cost, we have quickly garnered interest, securing a $5.5 million seed round from top venture capital firms. Our growth is evident in our media coverage, a 5x customer base increase over the last nine months of 2023, and $2.2 million in contracted Annual Recurring Revenue (ARR) in 2022. This growth is underscored by our preliminary, unaudited revenue total of over $35 million, which, although may not include necessary year-end adjustments and is not yet final, still positions us comfortably within the industry revenue multiples norms. With over 2,000 units live on our platform and a significant market opportunity in addressing operational inefficiencies, we believe Jurny's $24 million valuation is well-founded.

Competitors

In the crowded landscape of our industry, Jurny stands out as a trailblazer. What sets us apart from the competition is our unwavering commitment to removing all barriers to entry, offering a comprehensive suite of features that include: One-Click Onboarding: While many competitors may burden users with complex onboarding processes, we provide a seamless one-click solution. This simplicity allows customers to get started quickly, enhancing user experience and expediting the realization of benefits.

All-In-One Dashboard for 3rd Party Systems

Jurny simplifies the management of 3rd party systems by consolidating them into an intuitive, all-in-one dashboard. This consolidated approach improves efficiency and streamlines operations.

IoT Hub

Our IoT Hub is a cornerstone of our offering. It enables users to harness the power of connected devices, bringing automation and data-driven decision-making to the forefront of their operations.

Advanced AI Assistant and GPT-4 Powered Toolset

We leverage advanced AI and the cutting-edge capabilities of GPT-4 to provide users with a powerful toolset. This ensures that our customers benefit from state-of-the-art AI technology in every aspect of their journey with us.

FREE Starting Monthly Cost

To top it all off, we kickstart our customers' journey with a FREE starting monthly cost. This financial advantage offers a risk-free entry point for users looking to experience the transformative potential of our platform.

Successful Seed Round

We recently secured a $5.5 million seed round investment from prominent venture capital firms, including Mucker Capital, Okapi VC, Vitalize VC, Singularity Capital, and SaaS VC. This significant investment demonstrates the confidence these experienced investors have in our business model, team, and growth potential.

Media Coverage

We have been featured in renowned publications and media outlets, such as the Wall Street Journal, Fortune, Bloomberg, Entrepreneur, Business Insider, and Forbes. This exposure not only enhances our brand recognition but also underscores the industry's interest in our innovative approach.

Impressive Customer Growth

Over the last nine months of 2023, we achieved a remarkable 5x increase in our customer base. This substantial growth showcases the market demand for our services and highlights our ability to attract and retain customers effectively.

Recurring Revenue and User Growth

We have secured $2.2 million in contracted Annual Recurring Revenue (ARR). This and our other financial metrics indicate our ability to drive recurring revenue and scale our user base rapidly.

Streamlined Onboarding

Our commitment to improving user experience is evident in our onboarding process, which has been reduced from 44 days to just one click. This enhanced efficiency contributes to improved user satisfaction and cost savings.

Market Opportunity

We operate in a market where hotel and Airbnb hosts in the United States spend over $355 billion annually on inefficiencies and operational costs associated with labor. Our platform addresses this significant pain point, making us a valuable solution provider in a substantial market.

Platform Growth

With over 2,000 units currently live on our platform, we have a strong foundation for further expansion and scaling.

Conclusion

In conclusion, we believe Jurny's $24M valuation is justified by our innovative platform, significant market traction, and strategic advantages. In our opinion, our easy one-click onboarding, combined with advanced AI and IoT technologies, sets us apart in the hospitality industry. The confidence shown by investors, through a $5.5 million seed round, and the recognition from top media outlets, alongside our impressive customer growth and $2.2 million in ARR in 2022, highlight our strong market presence. Our solution addresses a huge market need, reducing operational inefficiencies for hotel and Airbnb hosts, which is reflected in our rapid expansion to over 2,000 units. These achievements underscore our potential for further growth and the solid foundation for our valuation.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.76 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $999,998.37, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Digital Marketing
  25.0%
  Jurny plans to allocate 25% of raised funds toward a digital marketing strategy. This includes investments in funding digital ads for increased visibility and user acquisition, and working with digital advertising partners to inform strategy and messaging
- Payroll
  14.0%
  Jurny intends to dedicate 14% of the funds raised to expanding the payroll. This encompasses crucial aspects such as hiring engineers and compensating existing staff. This is crucial as we look to scale our operations and improve the quality and quantity of our product's offerings
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Operations

14.5%
We will allocated 14.5% of the funds towards forging strategic partnerships, and implementing key product functionalities. The allocation underscores a commitment to enhancing and expanding the core product, emphasizing the significance of technological advancement, team growth, and collaborative efforts.

- Marketing
20.0%
20% of our funds will be deployed to marketing with a focus on consumer new marketing campaigns and channels. These expenses include operational marketing costs, freemium product advertising, and working with influencers to generate more brand exposure through their channels.
- Crowdfunding Campaign Marketing
20.0%
We intend to use approximately 20% of our funds to market our crowdfunding campaign. This includes ad spend, operational expenses for communication and management of the campaign, and fees incurred by partners and vendors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.jurny.com/ (jurny.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/jurny

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Jurny, Inc.

[See attached]

JURNY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jurny, Inc.
North Hollywood, California

Opinion

We have audited the financial statements of Jurny, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 1, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 479,546	$ 3,215,566
Acccounts Receivable, net	60,878	13,958
Prepaids and other current assets	889,230	1,132,267
Total current assets	**1,429,654**	**4,361,791**
Property and equipment, net	621,771	538,379
Intangible assets, net	15,474	4,659
Total assets	**$ 2,066,899**	**$ 4,904,829**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,164,457	$ 959,196
Credit card	139,034	71,155
Current portion of Promissory Note	1,143,721	88,711
Current portion of Promissory Note issuance costs	(25,039)	(7,400)
Current portion of Convertible Note	400,000	-
Current portion of Convertible Note issuance costs	(1,895)	-
Lease	-	23,388
Other current liabilities	209,879	194,422
Total current liabilities	**3,030,157**	**1,329,472**
Promissory Note	1,767,568	2,911,289
Promissory Note issuance costs	(38,696)	(61,666)
Promissory Note security deposit	(113,086)	(113,086)
Convertible Note	1,000,000	400,000
Convertible Note issuance costs	(10,812)	(8,072)
Total liabilities	**$ 5,635,131**	**$ 4,457,937**
STOCKHOLDERS' EQUITY		
Common Stock	$ 416	$ 412
Preferred Stock	827	827
Equity issuance costs	(108,734)	(108,734)
Additional Paid In Capital	8,693,344	8,655,000
Retained earnings/(Accumulated Deficit)	(12,154,085)	(8,100,613)
Total stockholders' equity	**(3,568,232)**	**446,892**
Total liabilities and stockholders' equity	**$ 2,066,899**	**$ 4,904,829**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 1,383,766	$ 1,005,633
Cost of services	572,323	387,302
Gross profit	811,443	618,331
Operating expenses		
Personnel	1,149,159	846,612
Professional services	972,572	816,744
Research and development	816,919	252,186
General and administrative	963,036	1,065,180
Sales and marketing	603,575	759,405
Total operating expenses	4,505,261	3,740,127
Operating income/(loss)	(3,693,818)	(3,121,796)
Interest expense	361,731	303,365
Other Loss/(Income)	(2,077)	(526,944)
Income/(Loss) before provision for income taxes	(4,053,472)	(2,898,217)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (4,053,472)**	**$ (2,898,217)**

See accompanying notes to financial statements.

JURNY INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2022

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2020	**5,000,000**	**$ 500**	**3,059,328**	**$ 306**	**$ 4,202,578**	**$ (62,507)**	**$ (5,202,396)**	**$ (1,061,519)**
Shares issued upon exercise of stock option	8,804	1	-	-	1,144	-	-	1,145
Shares repurchase	(885,417)	(89)	-	-	-	-	-	(89)
Issuance of Preferred Stock	-	-	5,213,108	521	4,445,314	(46,227)	-	4,399,608
Stock based compensation	-	-	-	-	5,965	-	-	5,965
Net income/(loss)	-	-	-	-	-	-	(2,898,217)	(2,898,217)
Balance—December 31, 2021	4,123,387	$ 412	8,272,436	$ 827	$ 8,655,000	$ (108,734)	$ (8,100,613)	**$ 446,892**
Shares issued upon exercise of stock option	40,528	4	-	-	6,393	-	-	6,397
Stock based compensation	-	-	-	-	31,951	-	-	31,951
Net income/(loss)	-	-	-	-	-	-	(4,053,472)	(4,053,472)
Balance—December 31, 2022	**4,163,915**	**$ 416**	**8,272,436**	**$ 827**	**$ 8,693,344**	**$ (108,734)**	**$ (12,154,085)**	**$ (3,568,232)**

See accompanying notes to financial statements.

JURNY INC.

STATEMENTS OF CASH FLOWS

As of December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(4,053,472)	$	(2,898,217)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		198,217		202,081
Share based compensation expense		31,951		5,965
Changes in operating assets and liabilities:				
Accounts receivable		(46,920)		504,046
Prepaids and other current assets		243,037		(1,022,458)
Accounts payable		178,217		629,265
Credit Card		67,879		16,612
Other current liabilities		15,457		(52,892)
Net cash provided/(used) by operating activities		**(3,365,634)**		**(2,615,598)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(265,380)		(542,240)
Net cash used in investing activities		**(265,380)**		**(542,240)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from note payables, net		911,985		1,656,684
Capital contributions		6,397		4,400,753
Proceeds from capital lease, net		(23,388)		(110,813)
Net cash provided/(used) by financing activities		**894,994**		**5,946,624**
Change in cash		(2,736,020)		2,788,786
Cash—beginning of year		3,215,566		426,780
Cash—end of year	**$**	**479,546**	**$**	**3,215,566**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	300,156	$	310,709
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GuestWiser Inc. was founded on November 21, 2018 ("Inception") in the state of Delaware and on February 16, 2020 changed its legal name to Jurny Inc. The financial statements of Jurny Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Hollywood, California.

Jurny is a hospitality tech company powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $229,445 and $2,765,279, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021 the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture, Fixtures, and Equipment	5 years
Technology Hardware & Equipment	3-5 years
Leased Furniture & Fixtures	2.5 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of three years, respectively.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing hospitality tech services.

Cost of Sales

Costs of sales include hosting and customer services and other directly related expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $603,575 and $759,405, which is included in sales and marketing expenses.

Research and Development Costs

The company recognizes software development costs as expenses when incurred, rather than capitalizing them as assets. This accounting policy is applied consistently to all software development projects undertaken by the company. By expensing software development costs as incurred, the company recognizes the associated expenses in the period in which they are incurred, and such expenses are reported within operating expenses in the income statement. The company believes this treatment provides a more conservative and transparent presentation of the company's financial position, results of operations, and cash flows. Research and development expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $816,619 and $252,186 respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Jurny, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 1, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables, account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,		2022		2021
Prepaid expenses	$	706,410	$	909,850
Deposits		32,410		29,310
Other receivables		150,410		193,107
Total Prepaids and Other Current Assets	**$**	**889,230**	**$**	**1,132,267**

Other current liabilities consist of the following items:

As of December 31,		2022		2021
Accrued Expenses		34,511		30,610
Sales Tax Payable		140,486		160,451
Accrued Interest		34,882		3,361
Total Other Current Liabilities	**$**	**209,879**	**$**	**194,422**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,		2022		2021
Hardware and Equipment	$	342,998	$	77,892
Furniture and Fixtures		931,326		941,513
Computers		46,285		55,100
Property and Equipment, at Cost		**1,320,609**		**1,074,504**
Accumulated depreciation		(698,838)		(536,126)
Property and Equipment, Net	**$**	**621,771**	**$**	**538,379**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $189,756 and $172,877, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible assets consist of:

As of Year Ended December 31,		2022		2021
Website	$	53,140	$	33,864
Intangible Assets, at Cost		**53,140**		**33,864**
Accumulated amortization		(37,666)		(29,205)
Intangible Assets, net	**$**	**15,474**	**$**	**4,659**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2022, and 2021 were in the amount of $8,461 and $29,205, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 14,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 4,163,915 and 4,123,387 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 8,771,383 shares designated as preferred stock with a par value of $0.0001. Both as of December 31, 2022, and December 31, 2021, 8,272,436 Preferred Shares have been issued and outstanding.

7. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,913,326 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Total share-based compensation expense recognized in the statement of operations was as follows:

As of Year Ended December 31,	2022	2021
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	31,951	5,965
Total share-based compensation	**$ 31,951**	**$ 5,965**

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022	2021
Expected life (years)	10.00	10.00
Risk-free interest rate	4.41%	2.50%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2020	203,763	$	0.13	9.54
Granted	60,267	$	0.18	-
Exercised	(8,804)	$	-	-
Expired/Cancelled	(15,720)	$	-	-
Outstanding at December 31, 2021	239,506	$	0.14	8.84
Exercisable Options at December 31, 2021	239,506	$	0.14	8.84
Granted	1,173,417	$	0.20	-
Exercised	(40,528)	$	-	-
Expired/Cancelled	(127,974)	$	-	-
Outstanding at December 31, 2022	1,244,421	$	0.20	5.94
Exercisable Options at December 31, 2022	1,244,421	$	0.20	5.94

The unrecognized compensation expenses calculated under the fair value method as of December 31, 2022 and December 31, 2021 was approximately $171,201 and $21,176 respectively.

Warrants

In previous years the Company issued 542,035 restricted stock units to certain investors and advisors in connection with certain loan agreements. There is no defined vesting schedule. As of December 31, 2022 none of the outstanding warrants were vested.

8. DEBT

Promissory notes

During the years presented, the Company entered into promissory notes agreements. The details of the Company's notes and the terms are as follows:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SQN Venture Income Fund II, L.P. & its Affiliat	$ 3,000,000	9.75%	Fiscal year 2021	6.1.2025	300,156	-	1,143,721	1,654,482	2,798,203	54,438	-	88,711	$ 2,798,203	2,886,914
Total	$ 3,000,000				$ 300,156	$ -	$ 1,143,721	$ 1,654,482	$ 2,798,203	$ 54,438	$ -	$ 88,711	$ 2,798,203	$ 2,886,914

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2022	
2023	$1,143,721
2024	824,833
2025	829,649
2026	0
2027	0
Thereafter	0
Total	**$2,798,203**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Scale Lab	$ 200,000	5.00%	Fiscal year 2021	4.4.2023	10,000	12,500	200,000	-	200,000	2,500	2,500	-	$ 200,000	200,000
IrishAngels Fund I GP, LLC	$ 200,000	5.00%	Fiscal year 2021	5.30.2023	10,000	10,861	200,000	-	200,000	861	861	-	$ 200,000	200,000
Various	$ 1,000,000	5.00%	Fiscal year 2022	5.1.2024	7,958	11,521	-	1,000,000	1,000,000	-	-	-	$ -	-
Total	$ 1,400,000				$ 27,958	$ 34,882	$ 400,000	$ 1,000,000	$ 1,400,000	$ 3,361	$ 3,361	$ -	$ 400,000	$ 400,000

The convertible notes are convertible into Preferred Shares at a conversion price.

The conversion price for $1,000,000 note is defined as the lesser of (i) cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $16,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, including all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes.

The conversion price for $200,000 notes is defined as the last price paid by other investors in the last series of Preferred Stock sold by the Company in a financing in which the Company raised at least $1,000,000.

Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. CAPITAL LEASES

In 2019, the Company entered into a capital lease agreement for certain equipment used in its operations. As of December 31, 2021, $439,771 in asset cost and $108,743 in accumulated depreciation is included in furniture and equipment as a component of property and equipment—net in the accompanying balance sheet. A monthly interest of 1.6% has been used in determining the minimum lease payments. Total obligation as at December 31, 2021 amounted to $23,388 and is classified as short-term liability. In 2022, the Company purchased all the leased assets from the lessor.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions.

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (1,203,881)	$ (860,770)
Valuation Allowance	1,203,881	860,770
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (3,609,763)	$ (2,405,882)
Valuation Allowance	3,609,763	2,405,882
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022 and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $12,154,085. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business the Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $21,808 and $15,139 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through June 1, 2023, which is the issuance date of these financial statements.

On March 11, 2023, an amendment was signed to extend the period for additional closings and to increase the maximum amount under the convertible note purchase agreement dated as of November 1, 2022 from $2,000,000 to $2,500,000.

On February 1, 2023, an amendment No.2 was signed with SQN Venture Income Fund II LP to extend the interest only period and update the repayment amount upon the maturity date of the promissory note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The Company has a net operating loss of $3,693,818, an accumulated deficit of $12,154,085, an operating cash flow loss of $3,365,634, and liquid assets in cash of $479,546. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Hospitality automation powered by AI

Jurny is an AI management platform built to automate the $4.1 trillion hospitality industry. With partnerships like Airbnb, Vrbo, and Expedia, and thousands of property managers leveraging its AI, Jurny is already a global solution.

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jurny.
Hospitality Powered by AI and Automation

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PREVIOUSLY CROWDFUNDED
$1,184,140

RAISED
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INVESTORS
152

MIN INVEST
$499.10

VALUATION
$23.98M

THE PITCH

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Automating tasks for hosts, hotels, and property managers in just a few clicks.

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

Jurny simplifies property management with its AI-powered Property Management System (PMS). The platform enables operators to integrate and **manage booking software, cleaning services, reviews, customer service, dynamic pricing, Internet of Things (IoT) devices, and more**, all from one dashboard powered by Jurny's industry-altering AI, Nia.

Unifying Industry-Leading Partners Under a Single Solution

THE PROBLEM & OUR SOLUTION

Unlocking the $4.1 Trillion Hospitality Industry

In the ever-changing hospitality industry, where guest satisfaction and efficient operations are key to success, we feel Jurny is a game-changer. It tackles **a massive $100 billion problem for hotels and Airbnbs around the globe.** (Source) The industry, with over 17.5 million guest rooms and an increasing demand for automated support, is currently struggling with unprecedented staffing shortages, leading to customer dissatisfaction and subpar service. This year alone, hotels and Airbnb hosts are expected to incur $355 billion in inefficient operational costs. (Source) We believe Jurny's AI-powered property management solution is positioned to transform the hospitality industry by streamlining operations, elevating guest experiences, and helping to recover billions in otherwise lost revenue.


jurny.
Step Into the Future of Hospitality
Seamlessly integrating almost every aspect of property management into a single user-friendly platform

** The image above is a computer- generated representation of our existing platform, currently available in the market.*

JurnyOS, powered by the company's industry-altering AI, Nia, is the definitive property management solution for hotel and short-term rental operators. The easy-to-use solution allows users to connect smart devices, including locks, thermostats, and sensors, facilitating automated, efficient and seamless operations. JurnyOS also boasts **direct integration with major booking channels like Airbnb, Vrbo, Expedia, and Booking.com**. This integration simplifies the management of listings, messaging, reservations, availability, pricing, reviews, cleanings, and more from within a unified PMS. And with Nia, all of these tasks can be automated.


Property Management, Made Simple
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One Dashboard Integrating Industry-Altering Tools
Automated AI Powered Tools
JurnyOS
Instant IoT Connectivity
Centralized and Seamless Guest Experience

** The image above is a computer- generated representation of our existing platform, currently available in the market.*

Beyond automation, Nia excels in managing guest interactions, resolving issues, and delivering personalized responses, ensuring a consistently delightful guest experience. With Nia handling the day-to-day, property managers can focus on strategic growth and expanding their portfolio.


Powered by
Our Industry-Altering AI, Nia
Hello, it's a bit warm. How do I adjust the room temperature?

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

Jurny offers flexible pricing plans and customizable, scalable features, making it an ideal solution for property managers of all sizes. Its client acquisition strategy encompasses 2 funnels: the PLG Funnel, which focuses on a free, self-service product, and the sales funnel, employing a traditional sales team to target high-value accounts. In both cases, Jurny effectively drives awareness and conversions through numerous channels, including newsletters, podcasts, blogs, social media, and paid ads.

THE market & our traction

$2.2M in Annual Revenue

A Booming Hospitality Industry Market

$4.1 Trillion 2022 ›› **$9.9 Trillion** 2028



Reservations
Upcoming
Jurny HQ - 1bd
See Past Reservations

Our Impressive Traction

$2.2M	**5x**
Annual Recurring Revenue	Customer Growth in >9 Months

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

The rapidly expanding hospitality industry generated an impressive **$4.1 trillion in 2022** and is projected to reach **$9.9 trillion by 2028, growing at a CAGR of 16%.** (Source) As travel resumes in full swing, and staffing shortages loom, hotels and short-term rental hosts face the challenge of delivering exceptional guest experiences while juggling complex operational processes. With a staggering 72% of travelers preferring automated communication and 86% of hoteliers acknowledging the PMS as their most indispensable operational tool, Jurny steps in with its project management software to address these challenges. (Source, Source)

Proudly Featured in

FORTUNE · Bloomberg · Forbes · Skift · Entrepreneur · THE WALL STREET JOURNAL · yahoo! finance

Sources: Yahoo!, Bloomberg, Forbes, Wall Street Journal, Entrepreneur, The Real Deal, Fortune, Skift

Jurny's impressive traction and market demand are evident in its performance. Generating **$2.2 million in annual recurring revenue and achieving a fivefold customer growth in under nine months**, we feel Jurny is on a strong trajectory for continued success. **Currently managing over 2,000+ units,** Jurny has been featured in prominent publications including as The Wall Street Journal, Bloomberg, Entrepreneur, Fortune and Forbes.

why invest

The Future of Hospitality is AI-Powered


Be Part of the Future of Hospitality
Join us at what we believe is the forefront of the AI-powered hospitality revolution

** The image above is a computer-generated representation of our existing platform, currently available in the market.*

AI is here to stay, and we believe it will be one of - if not THE - most pivotal technological shifts to date. Jurny's goal is to be at the forefront of integrating AI into the antiquated hospitality industry.

Nothing but good things to say about the platform

If you're looking for a property management tool with a robust Airbnb integration and AI, this is it...Using the technology stack, Jurny has to offer has allowed us to speed up our response time while providing thoughtful answers.

Blendi M. - CEO

I grew my business so fast with them! Their team is the best!

Jurny PMS has completely revolutionized my property management experience. Its interface is incredibly easy to use, and the customization options are fantastic. The customer support is exceptional, which makes it a top-of-the-line platform.

Lovisa T. - Sales

They have made it so easy

Jurny makes it incredibly easy to manage my vacation rentals. Everything is found in one place on their dashboard so I dont have to log into other systems, including Airbnb and Vrbo (only very rarely now). The platform is really nice and easy to use, and the hands-on support that we get from their team is top-notch.

Patrick L. - Founder

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

Backed by an exceptional leadership team and $5.5 million in support from top-tier investors and VCs, including Mucker Capital, Okapi Venture Capital, VITALIZE Venture Capital, Singularity Capital and SaaS Venture Capital, Jurny is driving substantial advancements in the sector as one of the leading AI-powered hospitality solutions driving revolution. Our goal is to transform the industry for the better.

Join Jurny in shaping the future of hospitality for the better and invest today.

ABOUT

HEADQUARTERS
5161 Lankershim Blvd
North Hollywood, CA 91601

WEBSITE
View Site

Jurny is an AI management platform built to automate the $4.1 trillion hospitality industry. With partnerships like Airbnb, Vrbo, and Expedia, and thousands of property managers leveraging its AI, Jurny is already a global solution.

TEAM



Luca Zambello
CEO, Principal Accounting Officer & Board Member

Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications."



John G. Waller
Board Member

With more than 20 years experience as a successful entrepreneur, investor, and senior executive of several successful companies, Mr. Waller brings proven ability to establish, grow, and lead multi-million dollar corporations and investment.

Based in Los Angeles, John Waller co-founder 24/7 Media (NASDAQ: TFSM) and REsume.com, which was acquired by Adecco (NYSE: ADO), the world's largest staffing company. Mr. Waller is also the founder and CEO of Green Thumb Ventures, a successful incubator and investment company that funds and develops early stage internet and technology firms. Green Thumb's charter is to finance ideas of early stage companies and facilitate the bringing on of professional management and funding.



Erik Rannala
Board Member

Erik is the co-founder and managing partner at Mucker Capital, a prominent accelerator that has helped develop many successful companies.

Prior to forming Mucker Capital, Erik was most recently at Harrison Metal Capital, where he helped lead one of the original seed-stage "micro-VC" firms in Silicon Valley.

Before Harrison Metal, Erik was most recently vice president of global product strategy and development at TripAdvisor, the world's largest travel site. Prior to TripAdvisor, Erik held a variety of positions at eBay, including leadership of eBay's premium features business, which grew during his tenure to over $400 million in revenue, significantly outpacing overall eBay revenue and transaction growth. Previously, Erik held leadership roles at MVP.com and Accenture, where he was a software developer in



Giovanni Moretto
Chief Technology Officer

16+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.

Accenture's first practice group dedicated to Internet strategy and development. Erik earlier served at the Domestic Policy Council in the White House.

Erik holds a BS from the University of Delaware and an MBA from Duke University.



Gian Marco Ferrara
Director of Artificial Intelligence and Machine Learning

An instrumental AI specialist with comprehensive command of GPT-4 and profound knowledge of Machine Learning. Developed predictive AI system for sports data analysis at Sportradar.



Svitlana Siklitska
Director of Strategic Partnerships

Tech-savvy, with 13+ years of experience working and leading teams in the Saas Industry for large-scale hospitality companies such as RealPage (NASDAQ: RP), Kigo, and BookingPal.



Jason Lopez
Senior Director of Business Development

2X co-founder specializing in the travel, tourism, and hospitality industries. Extensive experience in both startup environments and Fortune 500. 16+ years in sales and marketing, 7+ years successfully building, leading, and scaling SaaS companies.



Kevin Rohani
Board Advisor

Former executive/managing director for leading hotels brands like SBE, Dream Hotel Group and Accor.



Alex Canter
Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m in venture funds.



Kevin Morris
Board Advisor

Serial entrepreneur and former CFO of Miso Robotics where he managed raising over $85 million in equity from non-accredited and accredited investors.

TERMS

Jurny

Overview

PRICE PER SHARE	VALUATION
$1.61	**$23.98M**
DEADLINE	FUNDING GOAL
Apr. 30, 2024 at 6:59 AM UTC	**$15k - $1000k**

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$999,998.37

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
9,316

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
621,117

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Combo Perks

Invest $500+ in first 2 weeks & receive 5% bonus shares

Invest $1,000+ in first 2 weeks & receive 10% bonus shares

Invest $2,500+ in first 2 weeks & receive 15% bonus shares

Invest $5,000+ in first 2 weeks & receive 20% bonus shares

Volume Perks

Invest $1000+ & receive 5% bonus shares

Invest $2500+ & receive 20% discount on Jurny & an additional 10% bonus shares

Invest $5000+ & receive 20% discount on Jurny & an additional 15% bonus shares

Invest $10k+ & receive 20% discount on Jurny, a 1 - on - 1 call with the CEO & an additional 20% bonus shares

Reservations Perk

Reservation holders will receive 5% bonus shares

Loyalty Perks

Existing Investors will receive 10% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% Bonus for StartEngine Shareholders

Jurny, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.61 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $161. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

03.22.24

Jurny in the News! Press Loves Our AI Agents


jurny.
AI MULTI-AGENTS ON THE NEWS
FEATURED IN
yahoo! finance
VentureBeat
AP

Hello Jurny Community,

This has been a big week for us here at Jurny, as we announced the latest innovative technology that we'd be using to power our platform: AI Multi-Agents. These specialized AI agents are designed to cooperate and handle tasks like concierge services and guest communications, which will help to make our customer's jobs even easier and their guests even happier!

Media outlets have been all over the news, quickly recognizing what a major development this is for implementing AI in the hospitality world. We've been covered by Yahoo! Finance, The Associated Press, Venture Beat, Street Insider, and nearly 200 other news channels. It has been great to see our vision for an AI-powered hospitality industry continue to receive recognition and accolades as we work to make property management have fewer headaches and more profit.

The news is spreading quickly, but you can still join us on our Jurny to change the world of hospitality forever. Don't miss this amazing opportunity, make sure to complete your investment in Jurny today!

- The Jurny Team

03.21.24

Our Community Joins In! Insider Investment Notice

We're excited to see our community come in and invest in Jurny!

Our Insiders have invested a total of $1000 into the offering to date!

We hope you join in as well! Invest in Jurny!

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

03.21.24

GenAI Webinar Featuring Jurny's CEO Luca Zambello!



THE BIGGEST OPPORTUNITIES IN AI:
THE FUTURE OF GENAI AND THE IMPACT OF MULTI-AGENTS
TUESDAY, MARCH 26TH
8:30 AM (EDT)
LUCA ZAMBELLO
CEO @ Jurny
STEVE NOURI
Founder @ Generative AI

Hello Jurny Community,

We're excited to invite you to a must-attend LinkedIn Live discussion between our CEO, Luca Zambello, and Steve Nouri, global tech evangelist and founder of the leading AI news platform GenAI with over 3 million followers. GenAI is the world's leading source for cutting-edge AI news and insights, and they've invited Luca and Jurny to discuss the future of AI and our experience being at the forefront of this technology.

Luca and Steve will discuss the biggest opportunities in AI today and how to prepare for a drastically altered landscape of human-computer interaction.

A taste of what you'll discover:

- Breakthrough applications of Generative AI and the areas primed for explosive growth.
- Multi-agent systems and why you'll soon hear everyone talking about them.
- How AI is going to impact your job and how to leverage it in your favor.
- Bold predictions for the next 5 years.

This live conversation is your chance to tap into their knowledge and stay ahead of the curve.

📅 Mark your calendars: **March 26th, 8:30 AM EDT.** Reserve your spot now!

See you there!

- The Jurny Team

03.20.24

Jurny’s Winning Streak: 4th Award from GetApp!


GetApp
CATEGORY
LEADERS
2024
4TH RECOGNITION AS TOP SOFTWARE IN A MONTH!
CATEGORY LEADER
IN PROPERTY MANAGEMENT

Dear Jurny Community,

Exciting news just in! 🚀 Jurny was recognized as a Category Leader in Property Management by GetApp, a notable member of the Gartner Digital Markets network. Featuring sites like GetApp, Capterra, Software Advice, and UpCity, the Gartner network reaches over 100 million annual visitors, placing us in the limelight on the world’s premier software discovery platform and they all recently nominated Jurny as one of the best software in the industry.

In the review, Jurny shines with an impressive score of 82, praised for its stellar customer support, intuitive design and powerful functionality. This award validates the impact Jurny is making in the market and fuels our potential for continued growth

The accolades and rave reviews pouring in, but we’re just getting started. We’re doing more than transforming hospitality, we’re changing the future of work. You have a chance to be a part of it; invest today.

- The Jurny Team

03.19.24

Game-Changer Alert! Jurny's Latest AI Innovation


Live Today!
AI Multi-Agents

Hello Jurny Community,

Here at Jurny, we're constantly pushing the boundaries of innovation, and today, I'm particularly excited to share our latest milestone:

We've officially launched our AI Multi-Agent system! 🤖✨ This breakthrough introduces specialized AI agents designed to cooperate and handle tasks like concierge services and guest communications – all without human intervention. This is a game-changer for the entire hospitality sector.

Jurny's vertically integrated, centralized data architecture makes this possible. Unlike fragmented marketplace systems, our platform allows AI agents to work seamlessly across all software components. No one else in the market can do this. 🔗🔄

For more details, check out the news on leading tech site, VentureBeat.

Your belief in our vision makes it possible for us to keep innovating. Want to be a part of it? It's not too late to invest in our campaign – over 125 individuals have already helped us raise over $178,000 🚀

Thank you for your support! If you have questions and are interested in partnering or investing 5k or more, feel free to book time with me directly.

Cheers!

Luca & The Jurny Team

03.15.24

Rave Reviews for Jurny and Our High NPS Score


CUSTOMERS LOVE JURNY
"I GREW MY BUSINESS SO FAST WITH THEM! THEIR TEAM IS THE BEST!"
LOVISA T.
"THEY HAVE MADE IT SO EASY TO MANAGE MY VACATION RENTALS TO THE POINT THAT THEY ARE ALMOST ON AUTOPILOT."
PATRICK L.
"SURPRISED BY THEIR AI! IT HELPS YOU REPLY TO GUEST REVIEWS IN THEIR LANGUAGE WHICH HAS MADE MY LIFE EASIER."
MARIANN V.
"THEIR CUSTOMER SERVICE TEAM IS VERY HANDS-ON, MAKING CUSTOMER SUCCESS THEIR MAIN PRIORITY."
BLENDI M.
"I'VE LOVED IT SO FAR, AND WILL CONTINUE TO USE THIS. NOT TO MENTION THAT I'LL BE INTRODUCING MY FRIENDS TO THIS SOFTWARE AS WELL."
SERGIO R.
"I HAVE BEEN USING JURNY TO MANAGE MY AIRBNB PROPERTIES FOR THE PAST FEW MONTHS, AND I AM EXTREMELY IMPRESSED WITH THE RESULTS. "
KEVIN R.

Hello Jurny Community,

Word is quickly spreading about the groundbreaking changes that Jurny and its AI-Driven technology offer to the ever-evolving Hospitality Industry. Investors are excited and showing huge belief in our vision, **as we have raised over $160,000 in this campaign already**. We wanted to share some personal testimonials from industry leaders who have first-hand experience with our cutting-edge software, and why they think it will be at the forefront of the future of hospitality.

Blendi M., a satisfied Jurny client, had this to say about the technology that is the backbone of his business. “If you're looking for a property management tool with a robust Airbnb integration and AI, this is it. Using the technology stack Jurny has to offer has allowed us to speed up our response time while providing thoughtful answers. Their AI tool, NIA, has allowed our agents to provide a more human touch to the guest experience. Using the software has allowed us to cut overhead while maintaining the high level of customer service we promise to our clients.”

Lovisa T. is another happy customer who had this to say about how easy our software made it for her company. “Jurny’s PMS has completely revolutionized my property management experience. Its interface is incredibly easy to use, and the customization options are fantastic. It has a sleek and modern design with a clean dashboard and is visually appealing. I would highly recommend it to anyone who is searching for a dependable and efficient solution for their property management requirements.”

Another review from Leroy Young says that Jurny is at the forefront of a movement that will only be expanding. “Jurny is leading the way of an all-in-one platform solution in the hospitality industry by using artificial intelligence for the business and to the customers, especially for short-term rental. With AI rapidly growing Jurny is the first of the blocks to enter into this sector.”

The stats are backing the belief in our company, as it was recently announced that **we received an NPS (Net Promoter Score) of 70.** NPS scores are measured with a single-question survey, with numbers ranging from -100 to +100. The scoring system was created in 2003 by Bain and Company and is now used by millions of companies to help them track how customers perceive them. According to Bain and Company, a score above 0 is good, above 20 is favorable, and above 50 is excellent, so Jurny’s performance is truly outstanding!

We look forward to sharing more good news as it continues to pour in, so stay tuned for more updates as we look to expand our technology further into the hospitality market. **Come join our Jurny and invest today!**

-The Jurny Team

03.13.24

Jurny at the VRMA European Convention


JURNY AT VRMA
TALKING ABOUT AI AND TECH FRAGMENTATION

Hello all,

Our team was recently taking in the sights and sounds of beautiful Paris, France, as Jurny was one of the companies featured at the VRMA (Vacation Rental Management Association) European Convention last week. Some of the biggest names, movers, and shakers in the hospitality industry got together for the Convention to discuss the future of the industry, and how companies such as Jurny will be one of trendsetters on the operational front.

Our CEO Luca Zambello appeared on a panel called “Marketplace Tech Stack or an Integrated PMS/OS” to discuss a variety of topics, along with other experts involved in point solutions, those creating all-in-one property solutions, and those like Zambello who are creating tools for operations and customer service, grounded in the experience he gained as a property manager in the US.

At the conference, Zambello shared that while he was a Property Manager, one of the biggest issues he came across was spending too much time on things like tax docs and finding solutions for other problems that he wasn’t able to focus on the actual property management as much as he wanted to. That is where the idea of Jurny came along to help find a way to relieve these concerns to allow others to focus on their everyday duties.

“We think the solution is to build this best-in-class...system, and it not only enables you to be a robust system overall, but it also allows, [along] with the optimization of AI, to have a centralized system that is extremely important to work with this technology.”

Later on in the panel, Zambello took a look at the future and how AI will only become more prevalent in the industry, and will continue to evolve as well. He said that companies like Jurny who have already been considering this for a couple of years will be ahead of the curve, and those who have yet to explore these options could find themselves quickly behind the curve.

“We are at the early stages of this technology, it already has human-like capabilities. For example, in review management, 90% of our customers are fully automated where the AI answers the reviews on Airbnb. If they are 4-5 stars the AI responds automatically, [and] it’s already a better response time and quality than humans.”

Zambello continued, “The technology is evolving rapidly, and very soon it will be expanding. If you don’t have the proper infrastructure for this technology to function, which means having a centralized system, it’s useless. That is one of the big reasons why two years ago we were looking at this direction and when others realize that’s the direction they have to take, it’s going to be very late.”

It’s not too late to join Luca and his team here at Jurny, as 112 investors have already done so on this campaign, helping to raise over $160,000. Come join us as we race towards the future of Hospitality Management!

-The Jurny Team

03.12.24

Jurny Featured In LA Business Journal!

TECHNOLOGY

Jurny: AI-Powered Firm Debuts Crowdfund

BY GRACE HARMON

MARCH 11, 2024

34



Hello Jurny Community,

We are ecstatic to share that we were the subject of an article this week in the LA Business Journal. The piece, which appears both online and in the print edition of the journal, highlights the strength of our AI technology and the power of our AI assistant Nia. It also touches on our previous crowdfunding successes, notable integrations with top booking channels, and quotes CEO Luca Zambello on the unique opportunity our campaign offers to invest in AI powered companies. Zambello observed that “In a market hungry for AI companies, private investment avenues are limited.”

There isn’t a better way to get in on the AI revolution than investing in Jurny’s StartEngine campaign. It’s an opportunity to be at the forefront of the next technological revolution, and to capitalize on how it will impact **the $4.1 trillion hospitality industry.** Publications like the LA Business Journal are taking notice, and it won’t be long before other people do too. So get in on the ground floor of our Jurny to the hospitality stars and make your investment today!

- The Jurny Team

03.08.24

Jurny is in the News This Week


jurny.
New Round to Fuel
Next-Gen AI
FEATURED IN
NBC
FOX
yahoo! finance
HN

Hello all,

Word is quickly spreading about Jurny and how its AI-driven technology will quickly be making waves in the hospitality industry. News about our latest crowdfunding campaign has been featured in NBC, FOX, Yahoo! Finance, and Hospitality Net.

Our cutting-edge AI-driven technology is making big waves in the hospitality world, and people are taking notice. This technology has helped to secure over $35,000,000 in bookings through Jurny's platform, and the strength of our product is the reason why our customer base grew 5x in 2023 alone.

We look forward to making more news and turning more heads as we continue to make waves throughout the world of hospitality.

-Jurny Team

03.07.24

Jurny Named Top Vacation Rental Choice


JURNY NAMED
TOP VACATION RENTAL CHOICE
BY Abode Worldwide
public relations | content
jurny.

Hello Jurny Community,

Jurny is the name on the tip of everyone's tongue right now, as we were listed on another shortlist as a premier option in the short term rental market. Adobe Worldwide recently released its Short-Term Rental Tech Index 2024, where Jurny featured prominently as one of the best options in a number of categories. Making the shortlist for Property Management Software, Channel Management, Guest Experience, and IoT Controls, this reaffirms the strength of our platform and groundbreaking, AI-powered technology. It's also why thousands of customers are turning to Jurny to solve their property management headaches.

Adobe Worldwide marks another publication recognizing Jurny as a leader in the short-term rental and property management space. Join the more than 1,000 investors who have bought into our vision and claim your stake in the future of hospitality and make an investment in Jurny today!

- The Jurny Team

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Jurny.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1000+ & receive 5% bonus shares

$2,500

Tier 2

Invest $2500+ & receive 10% bonus shares

Select

Select

$5,000

Tier 3

Invest $5000+ & receive 15% bonus shares

Select

$10,000

Tier 4

Invest $10,000+ & receive 20% bonus shares

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

PK

Paul Kruebbe
2 days ago

Very interested in your company but I want to know with the 1.3 trillion dollar market how much ...
Show more

0 0

KK

Karthikeyan Kuppusamy
3 days ago

You just raised in wefunder. why do you want to raise in startengine so quickly?

1 0

LZ

Luca Zambello
Jurny • 3 days ago

Hi Karthikeyan,
...
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0

FE

Francis Erdman
3 days ago

Thank you for your previous answer clarifying more details about your AI tools. I have another queston ...
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1 0

LZ

Luca Zambello
Jurny • 3 days ago

Hi Francis,
...
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1

AC

Anthony Corea
5 days ago

Please tell me why I should chose you over Hostaway or Hospitable? To that point, do you see risks in capturin...
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1 0

LZ

Luca Zambello
Jurny • 5 days ago

Hi Anthony, thank you for the great question.
...
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0

JP

James Papagno
5 days ago

hello

0 0

James Papagno
5 days ago

Hi Luca - Fantastic platform, having been in the grave and tour industry for over 30 years - I see the potentia...
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1 0

Luca Zambello
Jurny • 5 days ago

Hi James, that's great to hear. We would love to discuss and see how we can work together. Jason and I will se...
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0

Francis Erdman
6 days ago

Can you please give an example of what you mean by "AI" in this context? Do you, for example, calculate t...
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1 0

Luca Zambello
Jurny • 6 days ago

Hi Francis, thank you for the great question.
...
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1

Theodore Lyons
11 days ago

Hi there, a) What is your most recent monthly burn rate? b) What is your most recent monthly cash on hand? c) ...
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1 0

Luca Zambello
Jurny • 11 days ago

Hi Theodore, thanks for your interest in Jurny and your great questions....
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0

PG

Parker Gresh
19 days ago

Do you have an exit strategy in mind now or just taking it one day at a time. BTW, just put 2 grand into your ...
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1 0

LZ

Luca Zambello
Jurny • 19 days ago

Hi Parker, excited to hear you just invested in Jurny! Welcome to our community! We believe we are on the ...
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0

HR

Hareesha Rameshappa
23 days ago

Hi,
...
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1 0

LZ

Luca Zambello
Jurny • 21 days ago

Hi Hareesha,
...
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1

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

$4.7T. That's the size of the global hospitality industry that Jurny is looking to revolutionize with its groundbreaking AI, so property managers can earn more, spend less, and scale faster than ever before.

Bloomberg, Forbes, WSJ, and Entrepreneur have all featured Jurny as an AI disruptor, and today, you can join the nearly 1,000 others who have invested millions into its growth.

Why would you invest? Let me explain.

The world of hospitality property management can be as simple as listing your properties on Airbnb, renting them out, and collecting your cash.

Easy, right?

And when the hospitality industry spends $355 Billion per year on labor, you have to imagine someone's created the master tool to manage it all?

Problem Build Out

Turns out... NO!

I spend my days answering questions like these over and over and over. It's like living in Groundhog Day but without Bill Murray.

Just me and allllll of these apps I need to do my job.

The only thing passive about this income is my aggression.

This means my team and I are spending time on repetitive, tedious tasks that can be automated, instead of on things that make me more money, which... is kind of the point of all this.

Jurny is the all-in-one property management platform that uses AI and automation to help property managers maximize revenue while saving time and money. Customers are loving it. In 2023, over $35M worth of bookings were processed through Jurny.

And Jurny doesn't just throw the letters A and I together with the hopes of getting you excited. This is real, practical AI that customers are using today to maximize revenue with dynamic pricing and listing optimization, while letting one person do the work of an entire team. Messaging, scheduling, cleaning, check in and check out. Jurny can optimize + automate it all.

And with their new AI Copilot, Nia, managing your properties as easy as talking to an assistant.

"Hey Nia, can you move Sunset reservation from Tuesday to Thursday, and block out the Greenway unit on the 19th?"

That's great for property managers like me, but I think it's the also pretttty exciting for investors.

Jurny is pioneering AI in hospitality and disrupting a $4.7T market, and now, you can invest. Oh, here's Luca, the CEO and founder of Jurny!

Luca: I started Jurny when I was managing over 300 properties, and realized that using AI and automation could revolutionize hospitality, which has been historically slow to innovate, making this the perfect opportunity to disrupt one of the world's largest industries.

I started Jurny when I was managing over 300 properties, and realized that using AI and automation could revolutionize hospitality, which has been historically slow to innovate, making this the perfect opportunity to disrupt one of the world's largest industries.

We already have thousands of units on our platform in over 250 cities across the globe, with leading institutions like McKinsey + Skift naming us pioneers in AI and hospitality.

AND we just raised over $3M from more than 900 investors in a crowdfunding raise, following a $5.5M seed round from world-renowned VCs - money we're using to continue advancing our AI technology and fueling our rapid growth.

Luca: We already have thousands of units on our platform in over 250 cities across the globe, with leading institutions like McKinsey + Skift naming us pioneers in AI and hospitality.

AND we just raised over $3M from more than 900 investors in a crowdfunding raise, following a $5.5M seed round from world-renowned VCs - money we're using to continue investing into advancing our AI technology and fueling our rapid growth.

It's time to finally innovate hospitality. join us, by investing on StartEngine.

Today's the beginning of an exciting new journey for us all.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:09 PM 05/13/2021
FILED 12:09 PM 05/13/2021
SR 20211761249 - File Number 7159108

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JURNY, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Jurny, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Jurny, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 21, 2018 under the name GuestWiser, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Jurny, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 S. DuPont Hwy, in the City of Dover, 19901, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 14,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 8,770,755 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Third Amended and Restated Certificate of Incorporation (this "**Restated Certificate**") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,243,970 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock,**" 1,027,413 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**" and 5,500,000 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

1.1 The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (other than dividends on shares of Common Stock payable in shares of Common Stock) on any other class or series of capital stock of this Corporation, at the applicable Dividend Rate (as defined below) payable when, as and if declared by the Board of Directors. Such dividends shall not be cumulative. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to obtaining any of the consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock equal to the applicable Dividend Rate. The holders of the outstanding Preferred Stock can waive any dividend preference that such holders shall be entitled to receive under this Section 1 upon the affirmative vote or written consent of the holders of at least a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis (the "**Requisite Holders**"). For purposes of this Subsection 1.1, "**Dividend Rate**" shall mean (i) with respect to the Series Seed Preferred Stock, $0.06684 per annum for each share of Series Seed Preferred Stock, (ii) with respect to the Series Seed-1 Preferred Stock, $0.08711 per annum for each share of Series Seed-1 Preferred Stock, and (iii) with respect to the Series Seed-2 Preferred Stock, $0.08791 per annum for each share of Series Seed-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such shares.

1.2 After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price (as defined below) for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. "**Original Issue Price**" shall mean (i) with respect to the Series Seed Preferred Stock, $0.83031 per share, for each share of the Series Seed Preferred Stock, (ii) with respect to the Series Seed-1 Preferred Stock, $1.0889 for each share of the Series Seed-1 Preferred Stock and (iii) with respect to the Series Seed-2 Preferred Stock, $1.0988 for each share of the Series Seed-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of the Liquidation Amount required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation or an exclusive, irrevocable license of all or substantially all intellectual property rights of the Corporation and its subsidiaries, taken as a whole.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of a majority of the then outstanding shares of Preferred Stock so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Preferred Director, if then serving on the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"), the holders of record of the shares of Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed-2 Director**" and collectively, with the Series Seed Director, the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation (each, a "**Common Director**" and collectively, the "**Common Directors**"). Each of the Preferred Directors and the Common Directors shall be entitled to one (1) vote on any action or matter voted on (whether at a meeting or by written consent) by the Board of Directors; provided that, notwithstanding the foregoing, if there are only two (2) Common Directors then in office, the CEO (as defined in that certain Amended and Restated Voting Agreement dated March 23, 2020, as amended) shall instead be entitled to two (2) votes on any action or matter voted on (whether at a meeting or by written consent by the Board of Directors. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding no shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when any shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Restated Certificate or Bylaws of the Corporation;

3.3.3 create, or authorize the creation of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Preferred Stock or increase the authorized number of shares of Preferred Stock or Common Stock;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.6 (A) create, or authorize the creation of, or issue, or authorize the issuance of any debt security, (B) incur any indebtedness for or on behalf of the Corporation that exceeds $50,000, or (C) make expenditures that exceed $50,000 except for (i) expenditures incurred in the ordinary course of business and (ii) expenditures that have been included in a budget approved by the Board of Directors, including at least one Preferred Director;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors; or

3.3.9 create or adopt any equity (or equity-linked) incentive plan, or increase the number of shares reserved under any equity incentive plan.

3.4 Series Seed Protective Provisions. For so long as 100,000 shares of Series Seed Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series Seed Preferred Stock in shares of such stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent, or affirmative vote at a meeting and evidenced in writing, of the holders of a majority of the then outstanding shares of Series Seed Preferred Stock, consenting or voting together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.4.1 increase or decrease the number of authorized shares of Series Seed Preferred Stock;

3.4.2 amend, alter or repeal any provision of the Restated Certificate in a manner that adversely affects any power, preferences or rights of the Series Seed Preferred Stock in a manner that is disproportionately and materially adverse relative to the effect on any other series of Preferred Stock (it being understood that the creation of a new security having rights, preferences or privileges senior to or on parity with the Series Seed Preferred Stock shall not constitute an alteration or change of the power, preferences or rights of the Series Seed Preferred Stock for this purpose); or

3.4.3 amend this Section 3.4.

3.5 Series Seed-1 Protective Provisions. For so long as 100,000 shares of Series Seed-1 Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series Seed-1 Preferred Stock in shares of such stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent, or affirmative vote at a meeting and evidenced in writing, of the holders of a majority of the then outstanding shares of Series Seed-1

Preferred Stock, consenting or voting together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.5.1 increase or decrease the number of authorized shares of Series Seed-1 Preferred Stock;

3.5.2 amend, alter or repeal any provision of the Restated Certificate in a manner that adversely affects any power, preferences or rights of the Series Seed-1 Preferred Stock in a manner that is disproportionately and materially adverse relative to the effect on any other series of Preferred Stock (it being understood that the creation of a new security having rights, preferences or privileges senior to or on parity with the Series Seed-1 Preferred Stock shall not constitute an alteration or change of the power, preferences or rights of the Series Seed-1 Preferred Stock for this purpose); or

3.5.3 amend this Section 3.5.

3.6 Series Seed-2 Protective Provisions. For so long as 100,000 shares of Series Seed-2 Preferred Stock remain outstanding (as such number is adjusted for stock splits and combinations of shares and for dividends paid on the Series Seed-2 Preferred Stock in shares of such stock), the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Restated Certificate) the written consent, or affirmative vote at a meeting and evidenced in writing, of the holders of a majority of the then outstanding shares of Series Seed-2 Preferred Stock, consenting or voting together as a single class on an as-converted basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.6.1 increase or decrease the number of authorized shares of Series Seed-2 Preferred Stock;

3.6.2 amend, alter or repeal any provision of the Restated Certificate in a manner that adversely affects any power, preferences or rights of the Series Seed-2 Preferred Stock in a manner that is disproportionately and materially adverse relative to the effect on any other series of Preferred Stock (it being understood that the creation of a new security having rights, preferences or privileges senior to or on parity with the Series Seed-2 Preferred Stock shall not constitute an alteration or change of the power, preferences or rights of the Series Seed-2 Preferred Stock for this purpose); or

3.6.3 amend this Section 3.6.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" shall initially be equal to (i) with respect to the Series Seed Preferred Stock, the Original Issue Price applicable to the Series Seed Preferred Stock, (ii) with respect to the Series Seed-1 Preferred Stock, the Original Issue Price applicable to the Series Seed-1 Preferred Stock and (iii) with respect to the Series Seed-2 Preferred Stock, the Original Issue Price applicable to the Series Seed-2 Preferred Stock. Such initial Conversion Prices, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 6 (or in accordance with Subsection 2.3.2), the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price applicable to any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price applicable to any series of Preferred Stock shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of

Directors of the Corporation, including the approval of at least one Preferred Director;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of at least one Preferred Director.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price applicable to any series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price applicable to any series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price applicable to any series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price of such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price with respect to such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect for such series of Preferred Stock, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common

Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, such Conversion Price shall be readjusted to the Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price applicable to any series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price applicable to any series of Preferred Stock that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price applicable to a series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price applicable to a series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price of such series of Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price of such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price applicable to a series of Preferred Stock pursuant to the terms of Subsection 4.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price applicable to a series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price applicable to a series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price applicable to a series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price applicable to each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price applicable to each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price applicable to a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5.494 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of at least one Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption.

6.1 General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Preferred Stock shall be redeemed by the Corporation at a price equal to the greater of (A) the applicable Original Issue Price per share, plus all declared but unpaid dividends thereon and (B) the applicable Fair Market Value (determined in the manner set forth below) of a single share of Preferred Stock as of the date of the Corporation's receipt of the Redemption Request (the "**Redemption Price**"), in three (3) annual installments commencing not more than sixty (60) days after receipt by the Corporation at any time on or after June 1, 2025 from the Requisite Holders of written notice requesting redemption of all shares of Preferred Stock (the "**Redemption Request**"). Upon receipt of a Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. For purposes of this Subsection 6.1, the "**Fair Market Value**" of a single share of Preferred Stock shall be the value of a single share of the series of Preferred Stock as mutually agreed upon by the Corporation and the holders of a majority of the shares of Preferred Stock then outstanding, and, in the event that they are unable to reach agreement, by a third-party appraiser agreed to by the Corporation and the holders of a majority of the shares of Preferred Stock then outstanding. The date of each such installment provided in the Redemption Notice (as defined below) shall be referred to as a "**Redemption Date.**" On each Redemption Date, the Corporation shall redeem, on a pro rata basis in accordance with the number of shares of Preferred Stock owned by each holder, that number of outstanding shares of Preferred Stock determined by dividing (i) the total number of shares of Preferred Stock outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies); provided, however, that Excluded Shares (as such term is defined in Subsection 6.2) shall not be redeemed and shall be excluded from the calculations set forth in this sentence. If on any Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and

(d) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 6, then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 6, whether on such Redemption Date or thereafter.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be

automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Restated Certificate, the affirmative vote of the holders of a majority of the shares of Preferred Stock then outstanding, voting together as a single class on an as-converted basis, will be required to amend or repeal or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of May, 2021.

By: Luca Zambello

Luca Zambello, Chief Executive Officer

CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
JURNY, INC.

(Pursuant to Section 228 and 242 of the
General Corporation Law of the State of Delaware)

Jurny, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Jurny, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 21, 2018 under the name GuestWiser, Inc.

2. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation (this "**Amendment**") amends the provisions of the Third Amended and Restated Certificate of Incorporation of this corporation (the "**Certificate**").

3. This Amendment has been approved and duly adopted by the Board of Directors of this corporation and written consent of the stockholders of this corporation has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

4. Section 3.2 of Article FOURTH(B) of the Certificate is hereby amended and restated in its entirety to read as set forth below:

"3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"), the holders of record of the shares of Series Seed-2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Series Seed-2 Director**" and collectively, with the Series Seed Director, the "**Preferred Directors**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three directors of the Corporation (each, a "**Common Director**" and collectively, the "**Common Directors**"). Each of the Preferred Directors and the Common Directors shall be entitled to one (1) vote on any action or matter voted on (whether at a meeting or by written consent) by the Board of Directors; provided that, notwithstanding the foregoing, if there are less than three (3) Common Directors then in office, the CEO (as defined in that certain Amended and Restated Voting Agreement dated March 23, 2020, as amended) shall instead be entitled to a number of votes equal to three (3) minus the number of Common Directors then in office (other than and not including the CEO)

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:49 PM 02/24/2022
FILED 03:49 PM 02/24/2022
SR 20220701467 - File Number 7159108

on any action or matter voted on (whether at a meeting or by written consent by the Board of Directors. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding no shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock)."

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the undersigned authorized officer of this corporation has caused this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation to be executed on this 24th day of February, 2022.

Luca Zambello

Luca Zambello
Chief Executive Officer

CERTIFICATE OF AMENDMENT TO
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
JURNY, INC.

(Pursuant to Section 228 and 242 of the
General Corporation Law of the State of Delaware)

Jurny, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Jurny, Inc., and that this corporation was originally incorporated pursuant the General Corporation Law on November 21, 2018 under the name GuestWiser, Inc.

2. Pursuant to Section 242 of the General Corporation Law, this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation (this "Amendment") amends the provisions of the Third Amended and Restated Certificate of Incorporation of this corporation (the "Certificate").

3. This Amendment has been approved and duly adopted by the Board of Directors of this corporation and written consent of the stockholders of this corporation has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law, and the provisions of the Certificate.

4. The first sentence of Article FOURTH of the Certificate is hereby amended and restated in its entirety to read as set forth below:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 15,000,000 shares of Common Stock, $0.0001 par value per share ("Common Stock") and (ii) 8,815,099 shares of Preferred Stock, $0.0001 par value per share ("Preferred Stock")."

5. The first sentence of Article FOURTH(B) of the Certificate is hereby amended and restated in its entirety to read as set forth below:

> "2,243,970 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock," 1,027,413 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock" and 5,543,716 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed-2 Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations."

[*Remainder of page intentionally left blank*]

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:20 PM 04/05/2023
FILED 05:20 PM 04/05/2023
SR 20231317038 - File Number 7159108

IN WITNESS WHEREOF, the undersigned authorized officer of this corporation has caused this Certificate of Amendment to Third Amended and Restated Certificate of Incorporation to be executed on this 5th day of April, 2023.

/s/ Luca Zambello
Luca Zambello
Chief Executive Officer

EXHIBIT G TO FORM C

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- Jurny is growing, with $2.2M in booked ARR, 5x increase in customer base in last 9 months and 3000+ units, with features in Wall Street Journal, Bloomberg, Entrepreneur, & Forbes.
- Jurny has an exceptional leadership team and a top-tier investor base, with $5.5M in seed funding from top VC's, including Mucker Capital, Okapi VC, Vitalize VC, Singularity Capital, SaaS VC and nearly 1,000 individual investors.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS

5161 Lankershim Blvd
North Hollywood, CA 91601

WEBSITE

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Jurny is an AI-powered hospitality company – a one-stop property management solution to take short-term rental operations to the next level, with $2.2M in ARR and industry

Jurny is an AI-powered hospitality company– a one-stop property management solution to take short-term rental operations to the next level, with $2.2M in ARR and industry partnerships with major companies including Airbnb, Vrbo and Expedia.

TEAM



Luca Zambello
CEO, Principal Accounting Officer & Board Member

Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications."



John G. Waller
Board Member

With more than 20 years experience as a successful entrepreneur, investor, and senior executive of several successful companies, Mr. Waller brings proven ability to establish, grow, and lead multi-million dollar corporations and investment.

Based in Los Angeles, John Waller co-founder 24/7 Media (NASDAQ: TFSM) and REsume.com, which was acquired by Adecco (NYSE: ADO), the world's largest staffing company. Mr. Waller is also the founder and CEO of Green Thumb Ventures, a successful incubator and investment company that funds and develops early stage internet and technology firms. Green Thumb's charter is to finance ideas of early stage companies and facilitate the bringing on of professional management and funding.



Erik Rannala
Board Member

Erik is the co-founder and managing partner at Mucker Capital, a prominent accelerator that has helped develop many successful companies.

Prior to forming Mucker Capital, Erik was most recently at Harrison Metal Capital, where he helped lead one of the original seed-stage "micro-VC" firms in Silicon Valley.

Before Harrison Metal, Erik was most recently vice president of global product strategy and development at TripAdvisor, the world's largest travel site. Prior to TripAdvisor, Erik held a variety of positions at eBay, including leadership of eBay's premium features business, which grew during his tenure to over $400 million in revenue, significantly outpacing overall eBay revenue and transaction growth. Previously, Erik held leadership roles at MVP.com and Accenture, where he was a software developer in Accenture's first practice group dedicated to Internet strategy and development. Erik earlier served at the Domestic Policy Council in the White House.

Erik holds a BS from the



Giovanni Moretto
Chief Technology Officer

16+ years experience in IT industry, ex-entrepreneur with Metide srl. Developed software for several Fortune 500 companies in Europe, like Vodafone and Ducati.

University of Delaware and an MBA from Duke University.



Gian Marco Ferrara
Director of Artificial Intelligence and Machine Learning

An instrumental AI specialist with comprehensive command of GPT-4 and profound knowledge of Machine Learning. Developed predictive AI system for sports data analysis at Sportradar.



Svitlana Siklitska
Director of Strategic Partnerships

Tech-savvy, with 13+ years of experience working and leading teams in the Saas Industry for large-scale hospitality companies such as RealPage (NASDAQ: RP), Kigo, and BookingPal.



Jason Lopez
Senior Director of Business Development

2X co-founder specializing in the travel, tourism, and hospitality industries. Extensive experience in both startup environments and Fortune 500. 16+ years in sales and marketing, 7+ years successfully building, leading, and scaling SaaS companies.



Kevin Rohani
Board Advisor

Former executive/managing director for leading hotels brands like SBE, Dream Hotel Group and Accor.



Alex Canter
Board Advisor

CEO of Nextbite, online ordering management system for restaurants, for which he's raised $150m in venture funds.



Kevin Morris
Board Advisor

Serial entrepreneur and former CFO of Miso Robotics where he managed raising over $85 million in equity from non-accredited and accredited investors.

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Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Jurny.

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What's on your mind?

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Post

LR

Lance Recker

3 days ago

Was the reservation period extended?

0 0

PW

Phillip Wright

2 months ago

Hi, the reservation that i made for Jurny, is for regulation A?

1 0

LZ

Luca Zambello

Jurny • a month ago

Hi Phillip, your reservation is for our upcoming Regulation CF campaign.

0

PW

Phillip Wright

2 months ago

Hi can you please verify that i made a reservation. Phillip Wright

1 0

Luca Zambello
Jurny • a month ago

Hi Phillip, I can verify that we have your reservation in the system. Thank you for your interest in Jurny!

0

DK

Douglas Kinsey
2 months ago

Is this also structured as a convertible note?

1 0

LZ

Luca Zambello
Jurny • 2 months ago

Yes, that is correct, it is a continuation of the existing round.

0

DK

Douglas Kinsey
2 months ago

I tend to agree with Lance. As previous investors on Wefunder, it seems that any loyalty discounts or incentives should accrue to us.

1 1

LZ

Luca Zambello
Jurny • 2 months ago

Hi Douglas, That is, in fact, what is happening. This page is not shared on the StartEngine page and it has only been promoted to our existing investors and close network. That is th...
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0

LR

Lance Recker
2 months ago

when will the reservation period end and when you do plan to end this round once it goes live?

1 0

LZ

Luca Zambello
Jurny • 2 months ago

We haven't set a specific date yet, but the campaign will go live sometime in December and will only be active for three months, in preparation for our Series A.

1

DD

David Dolotta
2 months ago

I am a little confused. You just completed a funding round a few weeks ago and now you are launching another round at a discount to the round you closed on Wefunder. I ...
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7 1

EH

Erich Hontchar-Plank
2 months ago

I think Wefunder was $20M too, right?

0

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jurny.
COUNTDOWN TO OUR
UPCOMING
FUNDRAISING!

Hello Jurny Community,

We are so excited to announce another fundraising campaign coming up soon! 2023 has been a fantastic year for the company and our platform, and we are excited to invite all our new customers and supporters to become shareholders in Jurny.

We are dedicated to revolutionizing the hospitality industry by making AI, automation, and vertical integration tools to make the infamously complex world of property management easy, accessible, and fast. In the past year we have expanded our partnerships to include Airbnb, Vrbo, Expedia Group, and Turno, and we have experienced record-breaking growth in our customer base and SaaS revenue.

In our last fundraising campaign we raised more than **$3 million and gained more than 900 new investors** who believe in our product. You can **reserve your investment today**, and be on the lookout for the launch of the next fundraising campaign so you too join us as we work toward becoming the gold standard AI-based tech product for property managers.

Sincerely,
Luca Zambello

Reserve now

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jurny.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.